UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number	000-1413609

Atlas Acquisition Holdings Corp.
(Exact name of registrant as specified in its charter)

c/o Hauslein & Company, Inc.
11450 SE Dixie Highway, Ste 106
Hobe Sound, Florida 33455
(772) 545-9042
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, consisting of one share of Common Stock, par value $0.001 per share, and one Warrant
Common Stock, par value $0.001 per share
Warrants

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  Units: 23; Common Stock: 92; Warrants: 39

Pursuant to the requirements of the Securities Exchange Act of 1934, Atlas Acquisition Holdings Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	February 22, 2010	By:	/s/ James N. Hauslein
James N. Hauslein, Chairman and Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.